Exhibit 4.1
DESCRIPTION OF REGISTRANT’S SECURITIES
F5, Inc. (the “Company”) has one class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended: Common Stock, no par value (the “Common Stock”). The following summary includes a brief description of the Common Stock, as well as certain related additional information. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to our Fourth Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Eighth Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of Washington Business Corporation Act, Title 23B of the Revised Code of Washington, for additional information.
General. The Company has the authority to issue 200,000,000 shares of Common Stock, and 10,000,000 shares of undesignated preferred stock, no par value. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders.
Voting Rights. Holders of Common Stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors are able to elect all of the directors. If such an event occurs, the holders of the remaining shares will not be able to elect any directors.
Dividend Rights. Holders of Common Stock are entitled to receive such dividends, if any, as our board of directors may declare from time to time out of funds legally available for the payment of dividends, subject to the terms of any existing or future agreements between us and our debtholders or preferred stock then outstanding.
Right to Receive Liquidation Distributions. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock will share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
No Preemption, Conversion or Redemption Rights; No Sinking Fund Provisions. Holders of our Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.
Anti-Takeover Effects. Certain provisions of our Articles of Incorporation and Bylaws could have the effect of delaying, deferring or preventing a change of control of our company without further action by our shareholders and may adversely affect the voting and other rights of the holders of Common Stock. For example, our Articles of Incorporation and Bylaws include provisions that:
•authorize our board of directors to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future; and
•limit the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice.
Similarly, state anti-takeover laws in the State of Washington related to corporate takeovers may prevent or delay a change of control of our Company.